Exhibit 6(t)(xviii)

COLLEGE RETIREMENT EQUITIES FUND

(CREF)

730 Third Avenue, New York, NY 10017-3206

Telephone: [800-842-2733]

Endorsement to CREF Group Unit-Annuity Contract

This endorsement is part of your agreement with CREF. The purpose of an endorsement is to make changes to the provisions of your Contract. Please read this endorsement in conjunction with your Contract.

The following provision is added:

Withdrawals to Pay Fees of Financial Advisors. If the Policyholder so authorizes, CREF may withdraw accumulation units from any of the CREF Accounts to pay the fees of a financial advisor for services related to the management of Employees’ nominal accumulations under the contract and/or the companion TIAA contract. CREF will not approve the eligibility of financial advisors for this type of reimbursement unless instructed to do so by the applicable fiduciary of the employer plan. The number of accumulation units in any Account under the contract will be reduced by the number of accumulation units withdrawn from that account for this purpose.

President, and
Chief Executive Officer